April 10, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Kam Shah
Chief Financial Officer
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

Re:	Noble House Entertainment Inc.
	Form 20-F for the year ended June 30, 2005
	Commission file #: 000-50492

Dear Mr. Shah:

We have reviewed your April 6, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 20-F for the year ended June 30, 2005

Statement of Shareholders` Equity

1. We note from your response to our prior comment 1 that two other
transactions occurred during early 2004 which resulted in stock being
valued at $.05 per share, the exercise of warrants and the
issuance of
shares in settlement of fees owed.   Because these transactions
all
occurred during the same month, and were made with related
parties, it
is unclear how the value of the stock was determined to represent "fair value." Please tell us how the Board determined that a value of
$.05 per share represented fair value.  Also, please tell us if you
determined that the 1.5 million warrants had any fair value at the time of the modification to the exercise price ($.25 per share to $.05 per share) and if so, tell us your accounting for such value under both Canadian and US GAAP.

Notes to the Financial Statements

Note 4. Investment in Film and Television Programs

2. We note from your response to our prior comment 5 that future cash flows were based on a comparison of detailed production budget and estimated revenues for each title and your analysis provides the estimated profit by film title. As previously requested, please provide us with an analysis showing the estimated cash flows for each title used in your impairment analysis as required by paragraph 7 of
SFAS No. 144 and tell us the related assumptions used in developing the cash flows. Also, explain to us the assumptions used to determine budgeted amounts and future revenue estimates for each film title to the extent these amounts are used in your impairment analysis.
For
each title, also please provide an actual or estimated date the film will begin production. We may have further comment upon receipt of your response.

Form 6-K filed February 24, 2006

3. We note your response to our prior comment number 6 but are still unclear as to whether any expense will be recognized for US GAAP purposes for the reduction in exercise price from $1.00 to $.50 per share that was made on January 18, 2006 with respect to warrants to acquire 3.5 million shares of your common stock. Please tell us how you valued the warrants issued for US GAAP purposes including the significant assumptions used and indicate the amount of expense that will be recognized for US GAAP purposes.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Kam Shah
Noble House Entertainment, Inc.
April 10, 2006
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